SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission file no. 1-3295

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MINERALS TECHNOLOGIES INC.
The Chrysler Building
405 Lexington Avenue
New York, New York, 10174-1901

Independent Auditors' Report

The Savings and Investment Plan Committee
of Minerals Technologies Inc.:

We have audited the accompanying statements of net assets available for benefits of the Minerals Technologies Inc. Savings and Investment Plan (the Plan) as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted  in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
June 17, 2003

MINERALS TECHNOLOGIES INC. SAVINGS AND INVESTMENT PLAN Statements of Net Assets Available for Benefits (in thousands)

	December 31,
	2002	2001
Investments (See Note 3):
In securities of participating employer	$ 27,585	$ 28,647
In securities of unaffiliated issuers:
Common stock	73,846	108,462
Commingled funds	61,972	67,831
Mutual funds	2,619	3,077
Loans to participants	3,062	3,007
	169,084	211,024

Contributions receivable	351	347
Dividends and interest receivable	94	101
Cash and cash equivalents	554	851

Net assets available for benefits	$170,083 ======	$212,323 ======

See accompanying notes to the financial statements.

MINERALS TECHNOLOGIES INC. SAVINGS AND INVESTMENT PLAN Statements of Changes in Net Assets Available for Benefits (in thousands)
	Year Ended December 31,
	2002	2001
Additions (Reductions):
Additions (reductions) to net assets attributed to:
Investment income (loss): Net depreciation in fair value of investments (see Note 3)	$ (34,493)	$ (15,322)
Dividends	1,405	1,355
Interest	1,474	1,639

Investment loss	(31,614)	(12,328)

Contributions:
Participants	6,264	6,275
Participants' rollovers	43	2,692
Employer	2,919	2,937

Total contributions	9,226	11,904

Total reductions	(22,388)	(424)

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	19,838	20,433
Administrative expenses (see Note 7)	14	17

Total deductions	19,852	20,450

Net decrease	(42,240)	(20,874)

Net assets available for benefits:
Beginning of year	212,323	233,197
End of year	$170,083 =====	$212,323 =====

See accompanying notes to the financial statements.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLANT

Notes to Financial Statements

(1)    Description of Plan

The following description of the Minerals Technologies Inc. Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan, adopted by Minerals Technologies Inc. (the Plan Sponsor or Company) in connection with the initial public offering of the Company's common stock, completed on October 30, 1992. Employees become eligible to participate in the Plan on the date of their employment.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each participant may elect to contribute between 2% and 15% of his or her eligible earnings. Contributions may be made on a before-tax basis, on an after-tax basis or on a combined basis. Employee contributions of up to 2% of compensation are matched 100% by the Company and the next 4% are matched 50% by the Company. Employee contributions in excess of 6% are not matched. The Company's matching contributions are invested solely in the Company's common stock. Contributions due from the Company amounted to $112,000 and $111,000 at December 31, 2002 and 2001, respectively.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The maximum before-tax contribution was $11,000 and $10,500 for 2002 and 2001, respectively.

However, a participant's contributions may be further limited as a result of the nondiscrimination test criteria as defined by the Internal Revenue Code (IRC).

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are fully vested in the entire value of their accounts at the time of contribution.

Investment Options

Each participant in the Plan elects to have contributions invested in any one or a combination of the following separate investment options:

Fixed Income Fund: This fund is invested in a combination of high-quality investment contracts with one or more insurance companies and short-term investments. The investment contracts are guaranteed by the issuing insurance company to pay a fixed or variable rate of return over the life of the contract. The rate of return of the fund is the blended rate of return of all of the investment contracts.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLANT

Notes to Financial Statements

Balanced Growth Fund: This fund is invested in stocks, bonds and cash equivalents. Approximately 50% of the fund is invested in common stocks of U.S. companies, 40% in fixed income securities, and 10% in international equities.

S & P 500 Index Fund: This fund is designed to match the risk and return of the Standard & Poor's 500 Index, a broadly based average of the U.S. equity market.

Matrix Equity Fund: This fund is invested in a broad range of diversified common stocks.

MTI Common Stock Fund: This fund invests in the Company's common stock. All Company matching contributions are invested in this fund.

Pfizer Common Stock Fund: This fund invests in the common stock of Pfizer Inc. The fund holds contributions to the Pfizer Common Stock Fund, which were transferred from Pfizer Inc when the Plan was activated. No new contributions can be made to this fund.

International Fund: This fund invests in a broad range of international stocks traded in public markets.

Mutual Fund Window: This is a self-managed brokerage account which invests primarily in a variety of publicly available mutual funds.

The investments of the Plan are maintained in a trust (the Trust) held by State Street Bank and Trust Company. The Trust was established on December 30, 1992. The Trust agreement provides that any portion of any funds may, pending its permanent investment or distribution, be invested in short-term investments.

Participant Loans

Participants may borrow from their accounts an amount up to $50,000 or 50 percent of their account balance, whichever is less. The loan repayments and interest earned are allocated to each eligible investment option based upon the participant's current contribution election percentages.

The loans are secured by the balance in the participant's account and bear interest at rates that range from 5.25 percent to 10.50 percent, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator. At December 31, 2002, there were 405 individual loans outstanding, carrying an average interest rate of 8.4%, with maturities through the year 2016.

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons a participant would receive a lump-sum amount equal to the value of the participant's account.

(2)    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLANT

Notes to Financial Statements

Investment Valuation and Income Recognition

Investments in the Fixed Income Fund are valued at cost plus reinvested interest, which approximates fair value. Short-term investments are recorded at cost, which approximates fair value. The Balanced Growth Fund, S & P 500 Index Fund, Matrix Equity Fund, MTI Common Stock Fund, Pfizer Common Stock Fund, International Fund and Mutual Fund Window are stated at fair value based on the underlying investment within each fund and are expressed in units representing the net asset value of the fund. The value of a unit will fluctuate in response to various factors including, but not limited to, the price of the underlying shares, dividends paid, earnings and losses, and the mix of assets in the respective fund.

Purchases and sales of securities are recorded on a trade date basis. Gains and losses on the sales of securities in each fund are determined based on the average cost of all equivalent securities. Unrealized appreciation (depreciation) reflects changes in fair value from the beginning of the year or cost at date of purchase, whichever is later.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on an accrual basis.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, contributions receivable and dividends and interest receivable approximate fair value because of the short maturities of those instruments. Loans receivable from participants are valued at cost which approximates fair value.

Payment of Benefits

Benefits are recorded when paid.

(3)    Investments

The following presents investments that represent 5 percent or more of the Plan's net assets:
(in thousands)	December 31,
	2002	2001
Fixed Income Fund, 25,235 and 23,324 units, respectively	$ 25,235	$ 23,324

S&P 500 Index Fund, 108 and 108 units, respectively	$ 16,711	$ 21,487

Matrix Equity Fund, 894 and 871 units, respectively	$ 12,424	$ 14,730

MTI Common Stock Fund,* 639 and 614 units, respectively	$ 27,585	$ 28,647

Pfizer Common Stock Fund,* 2,416 and 2,722 units, respectively	$ 73,846	$108,462

*Non-participant-directed

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLANT

Notes to Financial Statements

For the years ended December 31, 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as those held during the year) depreciated in value by $(34,493) and $(15,322), respectively, as follows:

(in thousands)	Year Ended December 31,
	2002	2001
Common stock	$(25,366)	$ (9,947)
Commingled funds	(8,424)	(4,598)
Mutual funds	(703)	(777)

Total	$(34,493) =====	$(15,322) =====

(4)    Non-participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

(in thousands)	December 31,
	2002	2001
Net Assets:
MTI common stock	$ 27,585	$ 28,647
Pfizer common stock	73,846	108,462
Contributions receivable	140	141
Cash and cash equivalents	554	840

Total	$102,125 ======	$138,090 ======

(in thousands)	Year Ended December 31,
	2002	2001
Changes in Net Assets:
Participants' contributions	$ 719	$ 914
Employer contributions	2,919	2,937
Dividends	1,373	1,304
Interest	14	42
Net depreciation in fair value of investments	(25,366)	(9,947)
Benefits paid to participants	(12,874)	(9,175)
Administrative expenses	(4)	(5)
Transfers to participant-directed investments	(2,747)	(5,055)

Total	$(35,966) =====	$(18,985) =====

The MTI Common Stock Fund includes both participant-directed and non-participant-directed investments. It is not practicable to segregate the changes in net assets related to the MTI stock between the participant-directed and non-participant-directed investments.

(5)    Plan Terminations

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan by action of the Company's Board of Directors, subject to the provisions of ERISA. Upon termination of the Plan, each participant thereby affected would receive the entire value of his or her account as though he or she had retired as of the date of such termination. No part of the assets in the investment funds established pursuant to the Plan would at any time revert the Company.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLANT

Notes to Financial Statements

(6)    Tax Status

The Internal Revenue Service (IRS) determined and informed the Company by a letter dated June 28, 2002, that the Plan and related Trust established thereunder are qualified and tax exempt, respectively, within the meaning of Sections 401(a) and 501(a) of the IRC. The Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)   Administrative Costs

The Company pays all costs of administering the Plan except for the fees of the investment advisor, if any, for each fund, which are charged to the respective funds. However, participants are responsible for any origination and maintenance fees for each loan, and certain expenses for participating in the Mutual Fund Window.

(8)   Related-Party Transactions

Certain Plan investments are shares of commingled funds managed by State Street Bank and Trust Company. State Street Bank and Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $14,000 and $17,000 for the year ended December 31, 2002 and 2001, respectively.

Certain Plan investments are shares of the Company's common stock which qualify as party-in-interest transactions.

(9)   Concentration of Risks and Uncertainties

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across several participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the MTI and Pfizer common stock funds, which invest principally in a single security.

The Plan offers a number of investment options including MTI and Pfizer common stock and a variety of investment funds, some of which are mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets for benefits and participant account balances.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2002
(in thousands, except for units)
(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment/interest	Cost	Current Value

*	Fixed Income Fund
	State Street Bank Fixed Income Fund	25,235 units		$ 25,235

*	Balanced Growth Fund
	State Street Bank Life Solutions Balanced Growth Fund	415 units		$ 6,561

*	S & P 500 Index Fund
	State Street Bank Flagship S & P 500 Index Fund	108 units		$ 16,711

*	Matrix Equity Fund
	State Street Bank Matrix Stock Fund	894 units		$ 12,424

*	MTI Common Stock Fund
	Minerals Technologies Inc. Common Stock	639 units	$ 24,066	$ 27,585

Pfizer Common Stock Fund
	Pfizer Inc. Common Stock	2,416 units	$ 4,315	$ 73,846

*	International Fund
	State Street Bank Daily Activity International Fund	113 units		$ 1,041

Mutual Fund Window
	Self-Managed Brokerage Account	2,707 units		$ 2,619

*	Participant Loan Fund
	Participant Loans	405 loans with interest from 5.25% to 10.50%		$ 3,062

	Total			$169,084 =====

* Parties in interest, as defined by ERISA.

See accompanying independent auditors' report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings and Investment Plan Committee, which administers the Minerals Technologies Inc. Savings and Investment Plan, have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

Minerals Technologies Inc. Savings and Investment Plan

By:	/s/ John A. Sorel
John A. Sorel Senior Vice President - Finance, Chief Financial Officer and Treasurer; Member, Minerals Technologies Inc. Savings and Investment Plan Committee

Date:   June 26, 2003